April 17, 2007

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Mail Stop 0640

100 F Street, NE

Washington, D.C.  20549

Re:

Chemokine Therapeutics, Corp.

Preliminary proxy statement filed April 4, 2007

File No. 0-51080

Dear Mr. Riedler:

Chemokine Therapeutics, Corp. (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated April 11, 2007 (the “Comment Letter”) addressed to C. Richard Piazza, Chief Executive Officer of the Company, relating to the Company’s preliminary proxy statement filed with the Commission on April 4, 2007.  Regrettably, due to a mistake at the Company, the Comment Letter was not immediately received by the appropriate personnel.

When the Comment Letter arrived at the Company it was placed in an office in Vancouver, B.C. for Mr. Piazza.  On March 21, 2007, Mr. Piazza was appointed as the Company’s new Chief Executive Officer.  Due to the recentness of his appointment and business commitments on behalf of the Company, Mr. Piazza has been traveling extensively and has not yet taken up a regular office in Vancouver, B.C.  As a result, he was unaware until today that the Comment Letter had been received.  The Company has unfortunately already filed the definitive proxy statement with the Commission and printed the proxy statements for mailing to stockholders.  However, the Company would like to take all appropriate actions to respond to the comment of the Staff and accordingly we supply the following information in response to your Comment Letter.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set for our response thereunder.

Proposal 2. Increase the number of authorized shares of common stock

1.

COMMENT:  Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement,

either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

RESPONSE:  We hereby supplementally advise the Staff that the Company has engaged in discussions with GMP Securities for an underwritten public offering of its securities.  The definitive terms of the offering have not been set as of the date of this response letter, but could be determined at any point over the next few weeks based on various factors (including market conditions).  The Company anticipates filing a Form SB-2 registration statement in connection with this offering should it proceed.  We further advise the Staff that the Company has no immediate plans to issue any securities in a transaction that would require disclosure under Schedule 14A.

Given the fact that the definitive proxy has already been filed and printed, that the Company noted in its 10-KSB that it anticipates raising additional capital from the equity markets, and that there is no current plan, commitment or arrangement to issue securities in a transaction that would require disclosure under Schedule 14A, we respectfully request the Staff’s concurrence that any deficiency in the disclosure in the Company’s definitive proxy as filed on April 17, 2007, is not material enough to require an amendment thereto.  Alternatively, we request that the Company be permitted to address the Staff’s concerns regarding the disclosure in its proxy statement in a supplement to the proxy statement.

The Company looks forward to working with the Staff to resolve this issue in manner that will be satisfactory to the Commission.  The Company also acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate that our attorneys at K&L Gates, specifically Gary J. Kocher and Devin W. Stockfish, both of whom can be reached at (206) 623-7580, will be contacting you shortly to discuss this matter further.

Very truly yours,

Chemokine Therapeutics, Corp.

By /s/ C. Richard Piazza

    C. Richard Piazza

    Chief Executive Officer

cc:

John L. Krug

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Bashir Jaffer, CA

6190 Agromony Road

Suite 405

Vancouver, British Columbia  V6T 1Z3

Gary J. Kocher, Esq.

Devin W. Stockfish, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP

925 Fourth Avenue

Suite 2900

Seattle, WA  98104

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